Exhibit (p)

SUBSCRIPTION AGREEMENT BETWEEN THE FUND AND THE INVESTOR

AMERICAN REAL ESTATE INCOME FUND

LETTER OF INVESTMENT INTENT

January 3, 2014

To the Board of Trustees of American Real Estate Income Fund:

Effective January 3, 2014, the undersigned (the "Purchaser") hereby subscribes to purchase a beneficial interest ("Interest") in the American Real Estate Income Fund, in the amount of $100,000.00 for 10,000 shares at net asset value of $10.00 per share, in consideration for which the Purchaser agrees to transfer to you upon demand cash in the amount of $100,000.00.

The Purchaser agrees that the Interests are being purchased for investment purposes only and with no present intention of reselling or redeeming said Interest.

AR CAPITAL, LLC

By:	/s/ Nicholas S. Schorsch
Name:	Nicholas S. Schorsch
Title:	Manager